
U.S. SECUR [barcode] MISSION

05040386

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

VF 3-25-05

SEC FILE
8-52632

REPORT FOR THE PERIOD BEGINNING	01/01/04	AND ENDING	12/31/04
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DE GUARDIOLA ADVISORS, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
405 Park Avenue, Suite 1201
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberto De Guardiola	(212) 753-2702
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2005
WASH. D.C.
185

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

VF 3-28-05

19

OATH OR AFFIRMATION

I, ROBERTO DE GUARDIOLA, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of DE GUARDIOLA ADVISORS, INC. as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

DE GUARDIOLA ADVISORS, INC.



Roberto De Guardiola, President

Subscribed and sworn to
before me this 24th day of February, 2005



Notary Public

LESLIE VELEZ
Notary Public, State of New York
No. 01VE6071393
Qualified in Queens County
Commission Expires March 18, 2006

This report contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) statement of financial condition.
- [x] (c) statement of income.
- [x] (d) statement of cash flows.
- [x] (e) statement of changes in shareholders' equity or partners' or sole proprietor's capital.
- [ ] (f) statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
'EW YORK, NEW YORK 10016

212-686-7160
TELECOPIER
212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
De Guardiola Advisors, Inc.
405 Park Avenue
New York, New York 10022

We have audited the accompanying statement of financial condition of De Guardiola Advisors, Inc. as of December 31, 2004, and the related statements of income, cash flows and changes in shareholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of De Guardiola Advisors, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules "1" through "3" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hertz, Herson & Company, LLP

New York, New York
February 10, 2005


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH. D.C.
185
SECTION

DE GUARDIOLA ADVISORS, INC

DECEMBER 31, 2004

HERTZ, HERSON & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

DE GUARDIOLA ADVISORS, INC

DECEMBER 31, 2004

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

DE GUARDIOLA ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2004

ASSETS	
Cash and cash equivalents	$ 258,067
Property and equipment, at cost, net of accumulated depreciation of $156,696	179,479
Other assets	10,070
TOTAL ASSETS	$ 447,616
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accrued expenses and other liabilities	$ 40,040
Due to Affiliate	196,155
Total Liabilities	236,195
Shareholder's Equity	
Common stock, no par value Authorized 200 shares; issued and outstanding 100 shares	12,000
Additional paid-in capital	1,561,072
Accumulated deficit	(1,361,651)
Total Shareholder's Equity	211,421
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 447,616